OFS Capital Corporation
10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

April 27, 2022

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kimberly A. Browning

Re:    OFS Capital Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed on April 8, 2022

Dear Ms. Browning:

Set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the SEC on April 8, 2022. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. Certain changes have been incorporated into the Company’s definitive proxy statement (the “Definitive Proxy Statement”) pursuant to Section 14(a) of the Exchange Act, to be filed with the SEC on or around April 27, 2022. All capitalized terms not defined herein shall have the meaning as set forth in the Definitive Proxy Statement.

1.Confirm supplementally that Item 11(d) of Schedule 14A has been included in the preliminary proxy.
Response: The Company has clarified in the Definitive Proxy Statement that the Company has no immediate plans to sell any shares of its common stock “in a public or private offering” at a price below NAV. Further, the Company has considered whether a private offering of shares below NAV would impose any additional effects on the rights of existing Stockholders. The Company believes that effects of an offering of shares below the NAV of the Company are not substantially different in the case of a public offering or a private offering by the Company. Accordingly, the Company has not included any additional disclosure with respect to this comment.
2.Confirm supplementally that Item 13(a) of Schedule 14A has been included in the preliminary proxy.
Response: The Company respectfully advises the Staff that it believes that Item 13(a) of Schedule 14A is not applicable to the Company’s proxy. Item 13(a) of Schedule 14A applies only when “action is to be taken with respect to any matter specified in Item 11 or 12” of Schedule 14A. Items 11 and 12 of Schedule 14A apply only if action is to be taken with respect to “the authorization or issuance of any securities otherwise than for exchange of outstanding securities” or “the modification of any class of securities,” respectively. The Company’s proxy does not seek to take action with respect to either of these matters. Regarding Proposal 1, the Company respectfully advises the Staff that it already has the ability to issue common stock, and does not require shareholder approval to do so. Proposal 1 seeks shareholder authorization only with respect to the price at which the Company may issue shares, as required by

Section 63 of the Investment Company Act of 1940, as amended. The Company also has voluntarily included certain limitations on its ability to issue shares below the Company’s current NAV if Proposal 1 is approved by shareholders, which limitations are not statutorily required, but are customarily included in BDC proxies seeking such approval. As a result, the Company does not believe that Item 13(a) applies to the Company’s proxy.
3.On page 2 of the preliminary proxy, under the heading “How do I vote if my shares are held through a broker?”, please delete the sentence “If there are broker non-votes at the Special Meeting, they will be treated as present at the Special Meeting for quorum purposes but will not be voted at the Special Meeting.”
Response: The Company has deleted the sentence “If there are broker non-votes at the Special Meeting, they will be treated as present at the Special Meeting for quorum purposes but will not be voted at the Special Meeting.” under the heading “How do I vote if my shares are held through a broker?” of the Definitive Proxy Statement.
4.On page 5 of the preliminary proxy, under the heading “Reasons to Offer Common Stock at a Price Below NAV”, in order to be fair and balanced, please add language to the effect that the benefits discussed may not come to pass or may not be realized.
Response: The statement “There is no assurance that our Stockholders will realize any of the benefits discussed above.” has been included as the last sentence of the section under the heading “Reasons to Offer Common Stock at a Price Below NAV” of the Definitive Proxy Statement.
5.On page 6 of the preliminary proxy, beneath the chart, a footnote states that “Net asset value has not yet been calculated for this period.” Supplementally tell the Staff why.
Response: The Company respectfully advises the Staff that NAV has not yet been calculated for this period because the Company will not have completed its quarterly financial reporting for the first quarter of fiscal year 2022 at the time of filing the Definitive Proxy Statement.
6.On page 7 of the preliminary proxy, under the heading “Key Stockholder Considerations”, please add “and Risks” or and “Risk Factors” to the heading. Also, add to that section that the costs of any share issuances below NAV will be borne by all Stockholders regardless of whether they purchase shares in the offering.
Response: Under the heading “Key Stockholder Considerations” of the Definitive Proxy Statement, the Company has added (i) “and Risk Factors” to the heading and (ii) the statement “The costs of any share issuances will be borne by all Stockholders regardless of whether a Stockholder purchases shares in an offering of common stock at a price below the then current NAV.”
7.Please describe what considerations the Board gave to conflicts of interests, given that any share issuances could increase the management fees of OFS Advisor. What conclusions did the Board come to and was it the full Board or just the disinterested directors?
Response: The Company included the following section after the section with the heading “Impact on Existing Stockholders Who Do Participate in the Offering” of the Definitive Proxy Statement:
Consideration of Potential Conflicts of Interests
In reaching its recommendation to the Stockholders to approve this proposal, the Board considered a possible source of conflict of interest due to the fact that the proceeds from the issuance of additional shares of the Company’s common stock will increase the management fees that the Company pays to OFS Advisor, as such fees are based on the average value of the Company’s total assets, and considered the effect of the following factors:

•the costs and benefits of a common stock offering below NAV compared to other possible means for raising capital or concluding not to raise capital;
•the size of a common stock offering in relation to the number of shares outstanding;
•the general condition of the securities markets; and
•any impact on operating expenses associated with an increase in capital.

The Board, including a majority of the independent directors who have no financial interest in this proposal, concluded that the potential benefits to the Stockholders from increasing the Company’s capital base outweighed any potential detriment, including from increased management fees, especially considering that the management fees would increase regardless of whether the Company offers shares of common stock below NAV or above NAV, or dilution to existing Stockholders.

8.On page 18 of the preliminary proxy, under the heading “SUBMISSION OF STOCKHOLDERS PROPOSALS”, second paragraph, last sentence – clarify that sentence to conform to Rule 14a-4. Make sure the language can be understood by the average Stockholder.
Response: The following statement has been included at the end of the second paragraph of the section under the heading “SUBMISSION OF STOCKHOLDER PROPOSALS” of the Definitive Proxy Statement: “Pursuant to Rule 14a-4 of the Exchange Act, discretionary authority will apply when a choice is not specified by the Stockholder provided that the proxy states in bold-face type how it is intended to vote the shares.” In addition, the third paragraph under the heading “FURTHER INFORMATION ABOUT VOTING AND THE SPECIAL MEETING” has been deleted in its entirety and replaced with the following language: “All properly executed proxies received prior to the Special Meeting will be voted at the Special Meeting in accordance with the instructions marked thereon or otherwise as provided therein. If no direction is given, such proxy will be voted FOR the Proposal and any other items that may properly come before the Special Meeting. Stockholders may revoke their proxies at any time prior to the time they are voted by giving written notice to the Corporate Secretary of the Company, by delivering subsequently dated proxies or by attending and voting at the Special Meeting.”
9.For future preliminary proxy filings, the proxy card should bear the following legend – “PRELIMINARY PROXY MATERIALS – SUBJECT TO COMPLETION.”
Response: The Company will include the following legend on the proxy card for all future preliminary proxy filings: “PRELIMINARY PROXY MATERIALS – SUBJECT TO COMPLETION.”
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If you have any questions or additional comments concerning the foregoing, please contact Tod K. Reichert at (847) 734-2047.

Sincerely,
Tod K. Reichert
Corporate Secretary